Exhibit 99.1

1. CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS – ASSETS

(€ million)	Note	June 30, 2023	December 31, 2022
Property, plant and equipment owned	B.2.	9,804	9,869
Right-of-use assets		1,723	1,815
Goodwill	B.3.	49,243	49,892
Other intangible assets	B.3.	24,590	21,640
Investments accounted for using the equity method	B.5.	538	677
Other non-current assets	B.6.	2,992	3,095
Non-current income tax assets		240	242
Deferred tax assets		5,980	5,381
Non-current assets		95,110	92,611
Inventories		9,970	8,960
Accounts receivable	B.7.	8,289	8,424
Other current assets		3,371	3,532
Current income tax assets		353	374
Cash and cash equivalents	B.9.	7,993	12,736
Current assets		29,976	34,026
Assets held for sale or exchange		267	85
TOTAL ASSETS		125,353	126,722

The accompanying notes on pages

10
to

38
are an integral part of the condensed half-year consolidated financial statements.

2	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED BALANCE SHEETS – EQUITY AND LIABILITIES

(€ million)	Note	June 30, 2023	December 31, 2022
Equity attributable to equity holders of Sanofi		72,629	74,784
Equity attributable to non-controlling interests		318	368
Total equity	B.8.	72,947	75,152
Long-term debt	B.9.	14,241	14,857
Non-current lease liabilities		1,839	1,904
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	563	674
Non-current provisions and other non-current liabilities	B.12.	7,088	6,341
Non-current income tax liabilities		1,928	1,979
Deferred tax liabilities		1,950	1,841
Non-current liabilities		27,609	27,596
Accounts payable		7,365	6,813
Current liabilities related to business combinations and to non-controlling interests	B.11.	154	105
Current provisions and other current liabilities		11,917	12,021
Current income tax liabilities		377	574
Current lease liabilities		253	277
Short-term debt and current portion of long-term debt	B.9.	4,694	4,174
Current liabilities		24,760	23,964
Liabilities related to assets held for sale or exchange		37	10
TOTAL EQUITY AND LIABILITIES		125,353	126,722

The accompanying notes on pages

10
to

38
are an integral part of the condensed half-year consolidated financial statements.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	3

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Net sales	B.20.	20,187	19,790	42,997
Other revenues		1,358	1,005	2,392
Cost of sales		(6,347)	(6,130)	(13,695)
Gross profit		15,198	14,665	31,694
Research and development expenses		(3,193)	(3,147)	(6,706)
Selling and general expenses		(5,182)	(4,953)	(10,492)
Other operating income	B.15.	617	416	1,969
Other operating expenses	B.15.	(1,422)	(1,204)	(2,531)
Amortization of intangible assets	B.3.	(1,035)	(910)	(2,053)
Impairment of intangible assets	B.4.	(15)	(87)	454
Fair value remeasurement of contingent consideration	B.6. B.11.	(26)	(17)	27
Restructuring costs and similar items	B.16.	(547)	(792)	(1,336)
Other gains and losses, and litigation	B.17.	(73)	(142)	(370)
Operating income		4,322	3,829	10,656
Financial expenses	B.18.	(370)	(189)	(440)
Financial income	B.18.	286	34	206
Income before tax and investments accounted for using the equity method		4,238	3,674	10,422
Income tax expense	B.19.	(730)	(495)	(2,006)
Share of profit/(loss) from investments accounted for using the equity method		(52)	58	68
Net income		3,456	3,237	8,484
Net income attributable to non-controlling interests		26	53	113
Net income attributable to equity holders of Sanofi		3,430	3,184	8,371
Average number of shares outstanding (million)	B.8.7.	1,249.9	1,250.0	1,251.9
Average number of shares after dilution (million)	B.8.7.	1,254.5	1,255.3	1,256.9
–Basic earnings per share (in euros)		2.74	2.55	6.69
–Diluted earnings per share (in euros)		2.73	2.54	6.66

The accompanying notes on pages

10
to

38
are an integral part of the condensed half-year consolidated financial statements.

4	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Net income		3,456	3,237	8,484
Attributable to equity holders of Sanofi		3,430	3,184	8,371
Attributable to non-controlling interests		26	53	113
Other comprehensive income:
▪Actuarial gains/(losses)	B.8.8.	141	1,110	654
▪Change in fair value of equity instruments included in financial assets and financial liabilities	B.8.8.	3	13	13
▪Tax effects	B.8.8.	(59)	(336)	(216)
Subtotal: items not subsequently reclassifiable to profit or loss (A)		85	787	451
▪Change in fair value of debt instruments included in financial assets	B.8.8.	6	(52)	(77)
▪Change in fair value of cash flow hedges	B.8.8.	1	(17)	7
▪Change in currency translation differences	B.8.8.	(1,057)	3,435	2,278
▪Tax effects	B.8.8.	(8)	97	105
Subtotal: items subsequently reclassifiable to profit or loss (B)		(1,058)	3,463	2,313
Other comprehensive income for the period, net of taxes (A+B)		(973)	4,250	2,764
Comprehensive income		2,483	7,487	11,248
Attributable to equity holders of Sanofi		2,465	7,415	11,130
Attributable to non-controlling interests		18	72	118

The accompanying notes on pages

10
to

38
are an integral part of the condensed half-year consolidated financial statements.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other compre-hensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2022	2,527	532	(939)	63,013	4,405	(857)	68,681	350	69,031
Other comprehensive income for the period	—	—	—	787	—	3,444	4,231	19	4,250
Net income for the period	—	—	—	3,184	—	—	3,184	53	3,237
Comprehensive income for the period	—	—	—	3,971	—	3,444	7,415	72	7,487
Dividend paid out of 2021 earnings (€3.33 per share)	—	—	—	(4,168)	—	—	(4,168)	—	(4,168)
Effect of the distribution of an exceptional supplementary dividend of 58% of the shares of EUROAPI to the equity holders of Sanofi (c)	—	—	—	(793)	—	—	(793)	—	(793)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(69)	(69)
Share repurchase program (a)	—	—	(360)	—	—	—	(360)	—	(360)
Share-based payment plans:
▪Exercise of stock options	1	26	—	—	—	—	27	—	27
▪Issuance of restricted shares and vesting of existing restricted shares	3	(3)	130	(130)	—	—	—	—	—
▪Value of services obtained from employees	—	—	—	—	144	—	144	—	144
▪Tax effects of the exercise of stock options	—	—	—	—	15	—	15	—	15
Other movements	—	—	—	(10)	—	—	(10)	—	(10)
Balance at June 30, 2022	2,531	555	(1,169)	61,883	4,564	2,587	70,951	353	71,304
Other comprehensive income for the period	—	—	—	(336)	—	(1,136)	(1,472)	(14)	(1,486)
Net income for the period	—	—	—	5,187	—	—	5,187	60	5,247
Comprehensive income for the period	—	—	—	4,851	—	(1,136)	3,715	46	3,761
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(31)	(31)
Share repurchase program (a)	—	—	(137)	—	—	—	(137)	—	(137)
Reductions in share capital	(13)	(587)	600	—	—	—	—	—	—
Share-based payment plans:
▪Exercise of stock options	—	8	—	—	—	—	8	—	8
▪Employee share ownership plan	4	149	—	—	—	—	153	—	153
▪Value of services obtained from employees	—	—	—	—	101	—	101	—	101
•Tax effects of the exercise of stock options	—	—	—	—	(7)	—	(7)	—	(7)
Balance at December 31, 2022	2,522	125	(706)	66,734	4,658	1,451	74,784	368	75,152

6	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other comprehensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2023	2,522	125	(706)	66,734	4,658	1,451	74,784	368	75,152
Other comprehensive income for the period	—	—	—	85	—	(1,050)	(965)	(8)	(973)
Net income for the period	—	—	—	3,430	—	—	3,430	26	3,456
Comprehensive income for the period	—	—	—	3,515	—	(1,050)	2,465	18	2,483
Dividend paid out of 2022 earnings (€3.56 per share)	—	—	—	(4,454)	—	—	(4,454)	—	(4,454)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(49)	(49)
Share repurchase program (a)	—	—	(363)	—	—	—	(363)	—	(363)
Share-based payment plans:
•Exercise of stock options	—	18	—	—	—	—	18	—	18
•Issuance of restricted shares and vesting of existing restricted shares (a)	3	(3)	112	(112)	—	—	—	—	—
•Value of services obtained from employees	—	—	—	—	160	—	160	—	160
•Tax effects of the exercise of stock options	—	—	—	—	8	—	8	—	8
Other changes arising from issuance of restricted shares (d)	—	—	—	2	—	—	2	—	2
Other movements (b)	—	—	—	9	—	—	9	(19)	(10)
Balance at June 30, 2023	2,525	140	(957)	65,694	4,826	401	72,629	318	72,947
(a)See Note B.8.2. (for amounts relating to 2022, see Note D.1.5.4. to the consolidated financial statements for the year ended December 31, 2022).
(b)This line mainly comprises the impact on non-controlling interests arising from divestments and acquisitions.
(c)See Note D.1. to the consolidated financial statements for the year ended December 31, 2022
(d)This line comprises the impact of issuance of restricted shares to former employees of EUROAPI subsequent to the date on which Sanofi ceased to have control over EUROAPI.

The accompanying notes on pages

10
to

38
are an integral part of the condensed half-year consolidated financial statements.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	7

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Net income attributable to equity holders of Sanofi		3,430	3,184	8,371
Non-controlling interests		26	53	113
Share of undistributed earnings from investments accounted for using the equity method		196	(53)	(48)
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets		1,838	1,820	3,420
Gains and losses on disposals of non-current assets, net of tax (a)		(307)	(368)	(711)
Net change in deferred taxes		(446)	(404)	(578)
Net change in non-current provisions and other non-current liabilities (b)		(716)	436	280
Cost of employee benefits (stock options and other share-based payments)		160	144	245
Impact of the workdown of acquired inventories remeasured at fair value		5	3	3
Other profit or loss items with no cash effect on cash flows generated by operating activities (d)		196	52	138
Operating cash flow before changes in working capital		4,382	4,867	11,233
(Increase)/decrease in inventories		(1,174)	(1,122)	(927)
(Increase)/decrease in accounts receivable		(215)	18	(777)
Increase/(decrease) in accounts payable		497	111	452
Net change in other current assets and other current liabilities		73	(49)	545
Net cash provided by/(used in) operating activities (c)		3,563	3,825	10,526
Acquisitions of property, plant and equipment and intangible assets	B.2. - B.3.	(930)	(974)	(2,201)
Acquisitions of consolidated undertakings and investments accounted for using the equity method (e)	B.1.	(2,465)	(977)	(992)
Acquisitions of other equity investments		(56)	(110)	(488)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (f)		578	544	1,488
Disposals of consolidated undertakings and investments accounted for using the equity method (g)		15	101	134
Net change in other non-current assets		(215)	(43)	(16)
Net cash provided by/(used in) investing activities		(3,073)	(1,459)	(2,075)
Issuance of Sanofi shares	B.8.1.	31	40	188
Dividends paid:
▪ to equity holders of Sanofi		(4,454)	(4,168)	(4,168)
▪to non-controlling interests		(49)	(69)	(99)
Payments received/(made) on changes of ownership interest in a subsidiary without loss of control		(3)	—	—
Additional long-term debt contracted	B.9.1.	—	1,497	1,549
Repayments of long-term debt	B.9.1.	(2,680)	(2,694)	(2,718)
Repayment of lease liabilities		(127)	(137)	(291)
Net change in short-term debt and other financial instruments (h)		2,431	286	215
Acquisitions of treasury shares	B.8.2	(363)	(360)	(497)
Net cash provided by/(used in) financing activities		(5,214)	(5,605)	(5,821)
Impact of exchange rates on cash and cash equivalents		(19)	40	8
Net change in cash and cash equivalents		(4,743)	(3,199)	2,638
Cash and cash equivalents, beginning of period		12,736	10,098	10,098
Cash and cash equivalents, end of period	B.9.	7,993	6,899	12,736
(a)Includes non-current financial assets.
(b)This line item includes contributions paid to pension funds (see Note B.12.).
(c)Of which:

8	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
▪Income tax paid	(1,431)	(927)	(2,452)
▪Interest paid	(234)	(162)	(380)
▪Interest received	262	23	173
▪Dividends received from non-consolidated entities	8	—	1

(d)This line item mainly comprises unrealized foreign exchange gains and losses arising on the remeasurement of monetary items in non-functional currencies and on instruments used to hedge such items.
(e)For the six months ended June 30, 2023, this line item includes the net cash outflow arising from the acquisition of Provention Bio Inc. (see Note B.1.1.). For the six months ended June 30, 2022 and the year ended December 31, 2022, it includes the net cash outflow arising from the acquisition of Amunix.
(f)This line item mainly comprises proceeds from disposals of (i) assets and businesses due to portfolio rationalization, and (ii) equity and debt instruments.
(g)This line item includes the net cash inflow from the disposal of EUROAPI for the periods of 2022 presented.
(h)For the six months ended June 30, 2023, this line item includes €2,630 million related to the US commercial paper program. It also includes realized foreign exchange differences on (i) cash and cash equivalents in non-functional currencies (primarily the US dollar) and (ii) derivative instruments used to manage such cash and cash equivalents.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	9

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023

INTRODUCTION
Sanofi, together with its subsidiaries (collectively “Sanofi”, “the Group” or “the Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.
Sanofi is listed in Paris (Euronext: SAN) and New York (Nasdaq: SNY).
The condensed consolidated financial statements for the six months ended June 30, 2023 were reviewed by the Sanofi Board of Directors at the Board meeting on July 27, 2023.

A/ BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL STATEMENTS AND ACCOUNTING POLICIES

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022.
The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2023 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). IFRS as endorsed by the European Union as of June 30, 2023 are available via the following web link:
https://www.efrag.org/Endorsement
The accounting policies applied effective January 1, 2023 are identical to those presented in the consolidated financial statements for the year ended December 31, 2022.
The following amendments are applicable from January 1, 2023, and had no material impact: “Disclosure of Accounting Policies” (amendment to IAS 1); “Definition of Accounting Estimates” (amendment to IAS 8); and “Deferred Tax Assets and Liabilities Arising from a Single Transaction” (amendment to IAS 12).
On May 23, 2023, the IASB issued “International Tax Reform—Pillar Two Model Rules”, an immediately applicable amendment to IAS 12 that will come into force following endorsement by the European Union, which is expected by the end of 2023. In December 2022, the EU Member States unanimously agreed to adopt a directive introducing a global minimum corporate income tax rate of 15% that will come into force in 2024, in accordance with the model framework of OECD Pillar Two. Work is ongoing to assess the potential impact of the imminent transposition into domestic legislation in relevant countries prior to December 31, 2023. For the first half of 2023, the expected impacts of the Pillar Two measures cannot be accurately quantified, and hence cannot be reasonably estimated. In addition, given the lack of clarity in the current provisions of IAS 12 on the recognition of deferred taxes with reference to Pillar Two, Sanofi has not recognized any deferred taxes in the 2023 first-half financial statements in respect of subsidiaries located in countries which have transposed or substantively transposed Pillar Two rules.
IFRS 17 (Insurance Contracts), issued on May 18, 2017, became applicable with effect from January 1, 2023. However, IFRS 17 does not apply to the Sanofi consolidated financial statements because the insurance activities carried on by its captive insurance companies are internal to the Group, given that the sole beneficiaries of the policies are Sanofi subsidiaries. Consequently, those activities are eliminated on consolidation.

A.2. USE OF ESTIMATES
The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date the financial statements are finalized. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as of the date of the review of the financial statements. Examples of estimates and assumptions include:
•amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;
•impairment of property, plant and equipment and intangible assets;
•the valuation of goodwill and the valuation and useful life of acquired intangible assets;
•the measurement of contingent consideration receivable in connection with asset divestments and of contingent consideration payable;
•the measurement of financial assets and financial liabilities at amortized cost;
•the amount of post-employment benefit obligations;

10	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

•the amount of liabilities or provisions for restructuring, litigation, tax risks relating to corporate income taxes, and environmental risks; and
•the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences.

Actual results could differ from these estimates.
For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. That rate is applied to business operating income plus financial income and minus financial expenses, and before (i) the share of profit/loss of investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

A.3. SEASONAL TRENDS
Sanofi’s activities are not subject to significant seasonal fluctuations.

A.4. CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES IN HYPERINFLATIONARY ECONOMIES
In 2023, Sanofi continues to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met.The contribution of the Venezuelan subsidiaries to the consolidated financial statements is immaterial.
In Argentina, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has since July 1, 2018 treated Argentina as a hyperinflationary economy and has applied IAS 29. The impact of the resulting restatements is immaterial at Sanofi group level.
In Turkey, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has since January 1, 2022 treated Turkey as a hyperinflationary economy and has applied IAS 29. The impact of the resulting restatements is immaterial at Sanofi group level.

A.5. FAIR VALUE OF FINANCIAL INSTRUMENTS
Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:
•Level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);
•Level 2: quoted prices in active markets for similar assets or liabilities, or valuation techniques in which all important inputs are derived from observable market data;
•Level 3: valuation techniques in which not all important inputs are derived from observable market data.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	11

The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Method used to determine fair value
						Market data
					Valuation model	Exchange rate	Interest rate	Volatilities
B.6.	Financial assets measured at fair value (quoted equity instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (quoted debt instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (unquoted equity instruments)	Fair value	3	Amortized cost/ Peer comparison (primarily)	If cost ceases to be a representative measure of fair value, an internal valuation based primarily on peer comparison is used.
B.6.	Financial assets at fair value (contingent consideration receivable)	Fair value	3	Revenue-based approach	The fair value of contingent consideration receivable is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7.3. to the consolidated financial statements for the year ended December 31, 2021.

B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.
B.6.	Financial assets measured at fair value held to meet obligations under post-employment benefit plans	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets designated at fair value held to meet obligations under deferred compensation plans	Fair value	1	Market value	Quoted market price	N/A
B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A
B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A	Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.
B.9. B.12.	Debt	Amortized cost (a)	N/A	N/A
In the case of debt with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.
For debt with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).
For financial liabilities based on variable payments such as royalties, fair value is determined on the basis of discounted cash flow projections.

B.9.	Lease liabilities	Amortized cost	N/A	N/A	Future lease payments are discounted using the incremental borrowing rate.
B.10.	Forward currency contracts	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A
B.10.	Interest rate swaps	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and Euronext interest rate futures > 1 year: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and Euronext interest rate futures > 1 year: Mid Zero Coupon	N/A
B.11.	Liabilities related to business combinations and to non-controlling interests	Fair value	3	Revenue-based approach	Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.
(a)In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

12	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

A.6. NEW PRONOUNCEMENTS ISSUED BY THE IASB AND APPLICABLE FROM 2024
On September 22, 2022, the IASB issued an amendment to IFRS 16 (Leases), relating to lease liabilities in a sale-and-leaseback arrangement, which is applicable at the earliest from January 1, 2024 (subject to endorsement by the European Union); it will not have a material impact on the Sanofi financial statements, and Sanofi will not early adopt it.
On January 23, 2020, the IASB issued “Classification of Liabilities as Current or Non-current”, an amendment to IAS 1, and then on October 31, 2022 issued “Non-current Liabilities with Covenants”, a further amendment to IAS 1. The amendments are applicable at the earliest from January 1, 2024 (subject to endorsement by the European Union); they will not have a material impact on the Sanofi financial statements, and Sanofi will not early adopt them.
On May 25, 2023, the IASB issued “Supplier Finance Arrangements”, an amendment to IAS 7 and IFRS 7 which is applicable at the earliest from January 1, 2024 (subject to endorsement by the European Union) and relates to disclosure requirements around such arrangements. An impact assessment is ongoing, and Sanofi will not early adopt the amendment.

A.7. AGREEMENTS RELATING TO THE RECOMBINANT COVID-19 VACCINE CANDIDATE DEVELOPED BY SANOFI IN COLLABORATION WITH GSK
On November 10, 2022, in line with the positive opinion issued by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency, the European Commission approved VidPrevtyn® Beta vaccine as booster for the prevention of COVID-19 in adults aged 18 years and older.
On December 21, 2022, following European Commission approval, the Medicines and Healthcare Products Regulatory Agency (MHRA) approved VidPrevtyn® Beta vaccine for the prevention of COVID-19 in adults aged 18 and over within the UK.
The pre-order contracts relating to Canada, the United Kingdom and the European Union have expired. The related customer contract liabilities, which amounted to €264 million as of December 31, 2022, were reversed out in full through profit or loss in the first half of 2023, including €94 million classified within the line item Other revenues corresponding to doses for which there was no longer any delivery obligation as of June 30, 2023.
The commitments entered into by the United States in 2020 remained in place as of June 30, 2023.
Sanofi has recognized US government funding received as a deduction from the development expenses incurred, or from the acquisition cost of the property, plant and equipment acquired, in accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance).
The amount of government aid received from the US federal government and BARDA that was recognized as a deduction from development expenses was €30 million in the six months ended June 30, 2023, and €265 million in the year ended December 31, 2022.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	13

B/ SIGNIFICANT INFORMATION FOR THE FIRST HALF OF 2023

B.1. PRINCIPAL CHANGES IN SCOPE OF CONSOLIDATION IN THE PERIOD AND AMENDMENTS TO PRINCIPAL AGREEMENTS

B.1.1. Principal changes in scope of consolidation
Acquisition of Provention Bio, Inc.
On March 13, 2023, Sanofi entered into a merger agreement with Provention Bio, Inc. (“Provention”), a US-based publicly traded biopharmaceutical company developing therapies to prevent and intercept immune-mediated diseases including type 1 diabetes. Under the terms of the agreement, Sanofi acquired the outstanding shares of Provention common stock for $25.00 per share in an all-cash transaction valued at approximately $2.8 billion.
The acquisition of Provention was completed on April 27, 2023, with Sanofi holding all of the shares of Provention on expiration of the tender offer.
Sanofi elected to apply the optional test to identify concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an acquisition of a group of assets, given that the principal asset (teplizumab-mzwv, commercialized in the United States under the name TZIELD®) concentrates substantially all of the fair value of the acquired set of activities and assets.
Under the terms of a share purchase agreement entered into by Sanofi and Provention in February 2023, Sanofi already held an equity interest in Provention Bio, Inc., representing approximately 3% of Provention’s share capital. On the date Sanofi obtained control of Provention Bio, Inc., that equity interest was remeasured at a price of $25.00 per share, representing a total amount of $68 million. The impact of the remeasurement was recognized in Other comprehensive income.
The acquisition price for the shares not already held was $2,806 million. Out of the total price (including the fair value of the shares already held), $2,839 million was allocated to TZIELD® and recognized within Other intangible assets in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed as part of the transaction. The transaction also ended the obligation for Provention to pay future royalties to Sanofi, which was valued at $210 million.
The impact of this acquisition as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows is a net cash outflow of $2,722 million.

B.1.2. Amendments to principal agreements
Agreements on the commercialization of Beyfortus™ (nirsevimab, previously MEDI8897) in the US
On March 1, 2017, Sanofi and AstraZeneca entered into an agreement to develop and commercialize a monoclonal antibody (MEDI8897, nirsevimab) for the prevention of Respiratory Syncytial Virus (RSV) associated illness in newborns and infants.
Under the terms of the agreement, Sanofi has made an upfront payment of €120 million in March 2017, a development milestone payment of €30 million in the third quarter of 2019, and a regulatory milestone payment of €25 million associated with the approval of Beyfortus™ (nirsevimab) by the EMA in Europe in November 2022. Sanofi may pay up to €440 million contingent on attainment of specified regulatory and sales objectives.
The agreement also specifies that AstraZeneca is responsible for development and manufacturing, and Sanofi for commercialization. Sanofi consolidates the sales and cost of sales (purchases of finished products from AstraZeneca), and shares the Alliance’s commercial profits (i) 50/50 in major territories and (ii) based on 25% of net sales in other territories. The share of commercial profits and losses due to or from AstraZeneca is recognized as a component of operating income, within the line items Other operating income or Other operating expenses. In addition, Sanofi and AstraZeneca share development costs 50/50, with Sanofi’s portion recognized within the income statement line item Research and development expenses.
On April 9, 2023, Sanofi and AstraZeneca simplified their contractual agreements for the development and commercialization of Beyfortus™ (nirsevimab) in the US. Sanofi thereby obtained control of all commercial rights to Beyfortus™ (nirsevimab) in the US, and ended the sharing of commercial profits between the two partners in that territory. In accordance with IAS 38, Sanofi has recognized an intangible asset of €1,632 million for the fair value of the additional US rights. On the same date, AstraZeneca and Sobi ended their participation agreement, signed in 2018, which transferred the economic rights for US territory to Sobi.
Sanofi simultaneously entered into an agreement with Sobi relating to direct royalties on US net sales of Beyfortus™ (nirsevimab). As regards that agreement, on April 9, 2023 Sanofi recognized a financial liability, presented within the line items Other non-current liabilities (in an amount of €1,609 million) and Other current liabilities (in an amount of €23 million). That liability is classified as a financial liability at amortized cost under IFRS 9. Other than royalty payments, subsequent movements in the liability comprise (i) the unwinding of discount and (ii) changes in estimates of future cash outflows for royalty payments. Those

14	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

movements will be recognized in the income statement within net financial income/(expenses) in accordance with paragraph B5.4.6 of IFRS 9.
For territories other than the US (except for China, which is now considered a “major market”, with profits/losses shared 50/50 with AstraZeneca), the existing agreement between AstraZeneca and Sanofi continues to govern the principal terms of the collaboration: Sanofi consolidates the sales and cost of sales, and shares the Alliance’s commercial profits with AstraZeneca.
In May 2023, data from the HARMONIE Phase IIIb study confirmed that nirsevimab prevents infant hospitalizations due to RSV with consistent and high efficacy.
Beyfortus™ (nirsevimab) was approved in Europe in November 2022, and in the United States on July 17, 2023.
The approval of Beyfortus™ (nirsevimab) in the United States will result in a €50 million remeasurement of the financial liability. That event is subsequent to June 30, 2023, and will not require any adjustment to the consolidated financial statements as of that date. It also triggers a regulatory milestone payment from Sanofi to AstraZeneca of €65 million (included in the total amount of €440 million as mentioned above), which will be recognized within Other intangible assets.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	15

B.2. PROPERTY, PLANT AND EQUIPMENT
The table below sets forth acquisitions and capitalized interest by operating segment for the first half of 2023:

(€ million)	June 30, 2023	December 31, 2022 (a)
Acquisitions	612	1,748
Biopharma	593	1,678
Of which Manufacturing & Supply	429	1,129
Consumer Healthcare	19	70
Of which Manufacturing & Supply	16	63
Of which capitalized interest	12	17
(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023 (see note B.20.).

Firm orders for property, plant and equipment stood at €795 million as of June 30, 2023.

B.3. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill amounted to €49,243 million as of June 30, 2023, versus €49,892 million as of December 31, 2022. The movement during the period was mainly due to the impact of changes in exchange rates.
Movements in other intangible assets during the first half of 2023 were as follows:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2023	10,354	69,579	1,783	81,716
Changes in scope of consolidation (a)	115	2,571	1	2,687
Acquisitions and other increases	115	1,642	32	1,789
Disposals and other decreases	(18)	(113)	(9)	(140)
Currency translation differences	(150)	(1,087)	(7)	(1,244)
Transfers (b)	(1,122)	601	—	(521)
Gross value at June 30, 2023	9,294	73,193	1,800	84,287
Accumulated amortization and impairment at January 1, 2023 (a)	(4,128)	(54,652)	(1,296)	(60,076)
Amortization expense	—	(1,068)	(54)	(1,122)
Impairment losses, net of reversals (c)	(15)	—	—	(15)
Disposals and other decreases	18	88	9	115
Currency translation differences	62	849	7	918
Transfers (b)	—	483	—	483
Accumulated amortization and impairment at June 30, 2023	(4,063)	(54,300)	(1,334)	(59,697)
Carrying amount at January 1, 2023	6,226	14,927	487	21,640
Carrying amount at June 30, 2023	5,231	18,893	466	24,590
(a)Impact of the acquisition of Provention (see Note B.1.).
(b)The “Transfers” line mainly comprises acquired R&D brought into service during the period. The main intangible asset brought into service in the first half of 2023 relates to ALTUVIIIO™ (efanesoctocog alfa), which extends protection from bleeds and treats acute hemorrhages in people with hemophilia A. The asset came into service on the date of marketing approval (February 23, 2023), at an amount of €1,110 million. This line also includes reclassifications of assets to Assets held for sale or exchange.
(c)See Note B.4.

Acquisitions of other intangible assets (excluding software) in the first half of 2023 totaled €1,757 million, including €1,632 million related to the updated agreement on Beyfortus™ (nirsevimab) entered into by Sanofi and AstraZeneca in April 2023 (see Note B.1.).
“Products, trademarks and other products” mainly comprise:
•marketed products, with a carrying amount of €16.8 billion as of June 30, 2023 (versus €12.7 billion as of December 31, 2022) and a weighted average amortization period of approximately 10 years; and
•technological platforms brought into service, with a carrying amount of €2.1 billion as of June 30, 2023 (versus €2.2 billion as of December 31, 2022) and a weighted average amortization period of approximately 18 years.

16	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

B.4. IMPAIRMENT OF INTANGIBLE ASSETS
The monitoring of impairment indicators for other intangible assets led to the recognition of a net impairment loss of €15 million in the first half of 2023 linked to research and development projects.

B.5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Investments accounted for using the equity method consist of associates and joint ventures (see Note B.1. to the consolidated financial statements for the year ended December 31, 2022), and comprise:

(€ million)	% interest	June 30, 2023	December 31, 2022
EUROAPI (a)	29.8	297	392
Infraserv GmbH & Co. Höchst KG (b)	31.2	88	97
MSP Vaccine Company (c)	50.0	95	104
Other investments	—	58	84
Total		538	677
(a)As of June 30, 2023, an impairment loss of €91 million euros was recognized on the equity-accounted investment in EUROAPI, given the decrease in the stock market price since March 2023. The amount of the loss was determined based on the stock market price as of June 30, 2023 (€10.50).
(b)Joint venture.
(c)Joint venture MSP Vaccine Company owns 100% of MCM Vaccine BV.

The financial statements include commercial transactions between Sanofi and some equity-accounted investments that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	June 30, 2023	June 30, 2022	December 31, 2022
Sales	64	26	131
Royalties and other income	32	33	81
Accounts receivable and other receivables	68	110	174
Purchases and other expenses (including research expenses)	302	167	477
Accounts payable and other payables	97	89	132

B.6. OTHER NON-CURRENT ASSETS
Other non-current assets comprise:

(€ million)	June 30, 2023	December 31, 2022
Equity instruments at fair value through other comprehensive income	920	936
Debt instruments at fair value through other comprehensive income	332	329
Other financial assets at fair value through profit or loss	760	823
Pre-funded pension obligations	269	269
Long-term prepaid expenses	264	286
Long-term loans and advances and other non-current receivables	447	452
Total	2,992	3,095

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	17

B.7. ACCOUNTS RECEIVABLE
Accounts receivable break down as follows:

(€ million)	June 30, 2023	December 31, 2022
Gross value	8,381	8,537
Allowances	(92)	(113)
Carrying amount	8,289	8,424
The impact of allowances against accounts receivable in the first half of 2023 was a net expense of €2 million (versus a net expense of €1 million for the first half of 2022).
The table below shows the ageing profile of overdue accounts receivable, based on gross value:

(€ million)	Overdue accounts gross value	Overdue by <1 month	Overdue by 1-3 months	Overdue by 3-6 months	Overdue by 6-12 months	Overdue by > 12 months
June 30, 2023	521	110	164	125	52	70
December 31, 2022	452	118	161	87	35	51
Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.6. to the consolidated financial statements for the year ended December 31, 2022 and hence were derecognized was €502 million as of June 30, 2023 (versus €131 million as of December 31, 2022). The residual guarantees relating to those transfers were immaterial as of June 30, 2023.

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. SHARE CAPITAL
As of June 30, 2023, the share capital was €2,524,776,362 and consisted of 1,262,388,181 shares (the total number of shares outstanding) with a par value of €2.

Treasury shares held by Sanofi are as follows:

	Number of shares (million)	% of share capital for the period
June 30, 2023	10.90	0.864%
December 31, 2022	8.20	0.650%
June 30, 2022	13.43	1.061%
January 1, 2022	11.02	0.872%
A total of 245,668 shares were issued in the first half of 2023 as a result of the exercise of Sanofi stock subscription options.
In addition, 2,600,012 shares vested under Sanofi restricted share plans during the first half of 2023, of which 1,306,781 were fulfilled by issuance of new shares and 1,293,231 by allotment of existing shares free of charge.

B.8.2. REPURCHASE OF SANOFI SHARES
On May 3, 2022, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 12 months Under that program, Sanofi repurchased 4,000,204 of its own shares during the first half of 2023 for a total amount of €363 million.
On May 25, 2023, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 12 months. Sanofi did not use that authorization during the first half of 2023.

B.8.3. REDUCTIONS IN SHARE CAPITAL
No decision to cancel treasury shares was made by the Sanofi Board of Directors during the first half of 2023.

18	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

B.8.4. RESTRICTED SHARE PLANS
Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2022. The principal features of the plans awarded in 2023 are set forth below:

2023
Type of plan	Performance share plan
Date of Board meeting approving the plan	May 25, 2023
Total number of shares subject to a 3-year service period	3,838,434
Of which with no market condition	2,425,047
Fair value per share awarded (a)	€87.69
Of which with market conditions	1,413,387
Fair value per share awarded other than to the Chief Executive Officer (1,209,790 shares in total) (b)	€83.74
Fair value per share awarded other than to the Chief Executive Officer (121,097 additional shares) (c)	€43.60
Fair value per share awarded to the Chief Executive Officer (82,500 shares) (b)	€82.17
Fair value of plan at the date of grant (€ million)	326
(a)Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.
(b) Weighting between (i) fair value determined using the Monte Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.
(c) Additional tranche subject to a higher level of market conditions.

The total expense recognized for all restricted share plans, and the number of restricted shares not yet fully vested, are shown in the table below:

	June 30, 2023	June 30, 2022
Total expense for restricted share plans (€ million)	108	105
Number of shares not yet fully vested	10,127,545	9,559,052
Under 2023 plans	3,837,974	—
Under 2022 plans	3,226,321	3,341,379
Under 2021 plans	2,996,101	3,281,880
Under 2020 plans	67,149	2,935,793

B.8.5. CAPITAL INCREASES
On February 2, 2023, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of €79.58 per share. The subscription period was open from June 5 through June 23, 2023. Sanofi employees subscribed for a total of 2,009,306 shares, and this capital increase was supplemented by the immediate issuance of a further 119,417 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2023 was €52 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.
On February 3, 2022, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of €80.21 per share. The subscription period was open from June 9 through June 29, 2022. Sanofi employees subscribed for a total of 1,909,008 shares, and this capital increase was supplemented by the immediate issuance of a further 118,049 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2022 was €39 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	19

B.8.6. STOCK SUBSCRIPTION OPTION PLANS
No stock subscription option plans were awarded in the first half of 2023 or in 2022.
No more expenses have been recognized through equity for stock option plans in either 2023 or 2022.
The table below provides summary information about options outstanding and exercisable as of June 30, 2023:

Range of exercise prices per share	Outstanding			Exercisable
	Number of options	Weighted average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €60.00 to €70.00 per share	168,784	4.84	65.84	168,784	65.84
From €70.00 to €80.00 per share	818,708	2.73	75.10	818,708	75.10
From €80.00 to €90.00 per share	604,809	2.82	89.20	604,809	89.20
Total	1,592,301			1,592,301

B.8.7. NUMBER OF SHARES USED TO COMPUTE DILUTED EARNINGS PER SHARE
Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Average number of shares outstanding	1,249.9	1,250.0	1,251.9
Adjustment for stock options with dilutive effect	0.3	0.4	0.3
Adjustment for restricted shares	4.3	4.9	4.7
Average number of shares used to compute diluted earnings per share	1,254.5	1,255.3	1,256.9
As of June 30, 2023, December 31, 2022 and June 30, 2022 all stock options were taken into account in computing diluted earnings per share because they all had a dilutive effect.

20	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

B.8.8. OTHER COMPREHENSIVE INCOME
Movements within other comprehensive income are shown below:

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Actuarial gains/(losses):
▪Actuarial gains/(losses) excluding investments accounted for using the equity method	133	1,110	650
▪Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	8	—	4
▪Tax effects	(60)	(333)	(212)
Equity instruments included in financial assets and financial liabilities:
▪Change in fair value (excluding investments accounted for using the equity method)	3	(3)	(4)
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
▪Equity risk hedging instruments designated as fair value hedges	—	16	17
▪Tax effects	1	(3)	(4)
Items not subsequently reclassifiable to profit or loss	85	787	451
Debt instruments included in financial assets:
▪Change in fair value (excluding investments accounted for using the equity method) (a)	6	(52)	(77)
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
▪Tax effects	(1)	8	15
Cash flow hedges and fair value hedges:
▪Change in fair value (excluding investments accounted for using the equity method) (b)	1	(17)	5
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	2
▪Tax effects	—	4	(1)
Change in currency translation differences:
▪Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method) (c)	(1,089)	3,775	2,643
▪Currency translation differences (investments accounted for using the equity method)	6	(11)	(11)
▪Hedges of net investments in foreign operations	26	(329)	(354)
▪Tax effects	(7)	85	91
Items subsequently reclassifiable to profit or loss	(1,058)	3,463	2,313

(a)Includes reclassifications to profit or loss: immaterial in the first half of 2023 and full-year 2022; €2 million in the first half of 2022.
(b)Includes reclassifications to profit or loss: €0 million in the first half of 2023, and €5 million in 2022 (including €17 million in the first half of 2022).
(c)Currency translation differences on foreign subsidiaries are mainly due to the appreciation of the US dollar.
    Includes a reclassification to profit or loss of €(14) million in the first half of 2023 versus €(35) million in the first half of 2022 relating to the deconsolidation of EUROAPI , and €(40) million in 2022 (including €(35) million relating to the deconsolidation of EUROAPI).

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	21

B.9. DEBT, CASH AND CASH EQUIVALENTS
Changes in financial position during the period were as follows:

(€ million)	June 30, 2023	December 31, 2022
Long-term debt	14,241	14,857
Short-term debt and current portion of long-term debt	4,694	4,174
Interest rate and currency derivatives used to manage debt	205	187
Total debt	19,140	19,218
Cash and cash equivalents	(7,993)	(12,736)
Interest rate and currency derivatives used to manage cash and cash equivalents	36	(45)
Net debt (a)	11,183	6,437
(a)Net debt does not include lease liabilities, which amounted to €2,092 million as of June 30, 2023 and €2,181 million as of December 31, 2022.

“Net debt” is a financial indicator used by management and investors to measure Sanofi’s overall net indebtedness.

B.9.1. NET DEBT AT VALUE ON REDEMPTION
A reconciliation of the carrying amount of net debt in the balance sheet to value on redemption as of June 30, 2023 is shown below:

(€ million)				Value on redemption
	Carrying amount at June 30, 2023	Amortized cost	Adjustment to debt measured at fair value	June 30, 2023	December 31, 2022
Long-term debt	14,241	45	228	14,514	15,143
Short-term debt and current portion of long-term debt	4,694			4,694	4,178
Interest rate and currency derivatives used to manage debt	205		(239)	(34)	(48)
Total debt	19,140	45	(11)	19,174	19,273
Cash and cash equivalents	(7,993)			(7,993)	(12,736)
Interest rate and currency derivatives used to manage cash and cash equivalents	36			36	(45)
Net debt (a)	11,183	45	(11)	11,217	6,492
(a)Net debt does not include lease liabilities, which amounted to €2,092 million as of June 30, 2023 and €2,181 million as of December 31, 2022.

The table below shows an analysis of net debt by type, at value on redemption:

(€ million)	June 30, 2023				December 31, 2022
	non-current	current		Total	non-current	current	Total
Bond issues	14,426	1,686		16,112	15,044	3,817	18,861
Other bank borrowings	88	2,838	(a)	2,926	99	187	286
Other borrowings		3		3	—	6	6
Bank credit balances		167		167	—	168	168
Interest rate and currency derivatives used to manage debt		(34)		(34)	—	(48)	(48)
Total debt	14,514	4,660		19,174	15,143	4,130	19,273
Cash and cash equivalents		(7,993)		(7,993)	—	(12,736)	(12,736)
Interest rate and currency derivatives used to manage cash and cash equivalents		36		36	—	(45)	(45)
Net debt	14,514	(3,297)		11,217	15,143	(8,651)	6,492
(a) As of June 30, 2023, current other bank borrowings include €2,630 million related to the US commercial paper program and €90 million related to Negotiable European Commercial Paper program in France.

22	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

Principal financing and debt reduction transactions during the period
Sanofi did not carry out any bond issues in the first half of 2023.
Two bond issues were redeemed during the first half of 2023:
i.a March 2018 fixed-rate bond issue of €1.75 billion, which matured on March 21, 2023; and
ii.a June 2018 fixed-rate bond issue of $1 billion, which matured on June 19, 2023.
Sanofi had the following arrangements in place as of June 30, 2023 to manage its liquidity in connection with current operations:
i.a syndicated credit facility of €4 billion, drawable in euros and US dollars and expiring in December 2027, for which no further extension options are available; and
ii.a new syndicated credit facility of €4 billion expiring in March 2028, with two extension options of one year each. This new facility, effective from March 8, 2023, replaced an existing €4 billion facility that was canceled on the same day.
As of June 30, 2023, neither facility was drawn down.
Sanofi also has a €6 billion Negotiable European Commercial Paper program in France, and a $10 billion Commercial Paper program in the United States.
During the first half of 2023, the average drawdown under the US Commercial Paper program was $2.0 billion, and the average drawdown under the Negotiable European Commercial Paper program in France was €39.0 million.
The financing in place as of June 30, 2023 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.

B.9.2. MARKET VALUE OF NET DEBT
The market value of Sanofi’s debt, net of cash and cash equivalents and derivatives and excluding accrued interest, is as follows:

(€ million)	June 30, 2023	December 31, 2022
Market value	10,105	5,227
Value on redemption	11,217	6,492

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	23

B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1 CURRENCY DERIVATIVES USED TO MANAGE OPERATING RISK EXPOSURES
The table below shows operating currency hedging instruments in place as of June 30, 2023. The notional amount is translated into euros at the relevant closing exchange rate.

June 30, 2023			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	4,836	32	—	—	—	4,836	32
of which US dollar	2,309	4	—	—	—	2,309	4
of which Chinese yuan renminbi	618	18	—	—	—	618	18
of which Japanese yen	199	9	—	—	—	199	9
of which Mexican peso	163	(2)	—	—	—	163	(2)
of which Singapore dollar	149	2	—	—	—	149	2
Forward currency purchases	3,046	(11)	—	—	—	3,046	(11)
of which US dollar	1,899	(2)	—	—	—	1,899	(2)
of which Singapore dollar	408	(5)	—	—	—	408	(5)
of which Canadian dollar	98	1	—	—	—	98	1
of which Korean won	94	—	—	—	—	94	—
of which Chinese yuan renminbi	81	(2)	—	—	—	81	(2)
Total	7,882	21	—	—	—	7,882	21
The above positions mainly hedge material foreign currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2023 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on those items (hedging instruments and hedged transactions) will be immaterial in the second half of 2023.

B.10.2. CURRENCY AND INTEREST RATE DERIVATIVES USED TO MANAGE FINANCIAL EXPOSURE
The cash pooling arrangements for foreign subsidiaries outside the eurozone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).
That foreign exchange exposure is hedged using derivative instruments (currency swaps or forward contracts) that alter the currency split of Sanofi’s debt once those instruments are taken into account.
The table below shows financial currency hedging instruments in place as of June 30, 2023. The notional amount is translated into euros at the relevant closing exchange rate.

24	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

	June 30, 2023
(€ million)	Notional amount		Fair value	Maximum expiry date
Forward currency sales	8,935		17
of which US dollar	6,147	(a)	4	2024
of which Singapore dollar	1,355	(b)	—	2023
of which Pound sterling	466		—	2023
Forward currency purchases	8,457		(18)
of which US dollar	5,106	(c) (d)	(13)	2024
of which Singapore dollar	2,689	(e)	(7)	2023
of which Japanese yen	320		(2)	2023
Total	17,392		(1)
(a)Includes forward sales with a notional amount of $3,615 million expiring in 2023, designated as a hedge of Sanofi’s net investment in Bioverativ. As of June 30, 2023, the fair value of these forward contracts represented an asset of €9 million; the opposite entry was recognized in “Other comprehensive income”, with the impact on financial income and expense being immaterial.
(b)Includes forward sales with a notional amount of SGD2,000 million expiring in 2023, designated as a hedge of Sanofi’s net investment in Sanofi-Aventis Singapore Pte Ltd. As of June 30, 2023, the fair value of these forward contracts represented an asset of €0 million; the opposite entry was recognized in “Other comprehensive income”, with the impact on financial income and expense being immaterial.
(c) Includes forward purchases with a notional amount of $1,000 million expiring in 2023, designated as a fair value hedge of an equivalent amount of intragroup current accounts against fluctuations in the EUR/USD spot rate. As of June 30, 2023, the fair value of these contracts represented a liability of €10 million, with €2 million credited to “Other comprehensive income” to recognize the hedging cost.
(d) Includes forward purchases with a notional amount of $1,782 million expiring in 2023 and 2024, designated as a fair value hedge of $1,782 million of commercial paper. As of June 30, 2023, the fair value of these contracts represented an asset of €8 million, with €0 million credited to “Other comprehensive income” to recognize the hedging cost. .
(e) Includes forward purchases with a notional amount of SGD1,260 million expiring in 2023, designated as a fair value hedge of an equivalent portion of an intra-group current account against fluctuations in the EUR/SGD rate. As of June 30, 2023, the fair value of these contracts represented an asset of €11 million , with €3 million credited to “Other comprehensive income” to recognize the hedging cost.

To optimize the cost of debt or reduce the volatility of debt, Sanofi uses derivative instruments (interest rate swaps and cross currency swaps) to alter the fixed/floating rate split of its net debt.
The table below shows instruments of this type in place as of June 30, 2023:

								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2023	2024	2025	2026	2027 and beyond	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized SOFR USD / receive 1.03%	—	—	—	—	458	458	(60)	458	(60)	—	—	—
pay capitalized SOFR USD / receive 1.32%	—	—	—	—	458	458	(54)	458	(54)	—	—	—
pay capitalized Ester / receive 0.69%	—	—	850	—	—	850	(49)	850	(49)	—	—	—
pay capitalized Ester / receive 0.92%	—	—	—	—	650	650	(74)	650	(74)	—	—	—
pay capitalized Ester / receive 3.43%	995	724	—	—	—	1,720	(1)	1,720	(1)	—	—	—
Total	995	724	850	—	1,566	4,136	(239)	4,136	(239)	—	—	—

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	25

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS

For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.4. to the consolidated financial statements for the year ended December 31, 2022.
The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 7 fair value hierarchy (see Note A.5.).
Movements in liabilities related to business combinations and to non-controlling interests in the first half of 2023 are shown below:

(€ million)	Bayer contingent consideration arising from acquisition of Genzyme	MSD contingent consideration (European Vaccines business)	Shire contingent consideration arising from acquisition of Translate Bio	Contingent consideration arising from acquisition of Amunix	Other	Total (a)
Balance at January 1, 2023	26	204	380	165	4	779
Payments made	(11)	(77)	—	—	—	(88)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (b)	(2)	6	15	17	—	36
Currency translation differences	—	—	(6)	(4)	—	(10)
Balance at June 30, 2023	13	133	389	178	4	717
Of which:
•Current portion						154
•Non-current portion						563
(a)As of January 1, 2023, this comprised a non-current portion of €674 million and a current portion of €105 million.
(b)    Amounts mainly reported within the income statement line item “Fair value remeasurement of contingent consideration”.

As of June 30, 2023, Liabilities related to business combinations and to non-controlling interests mainly comprised:
~~•~~The Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011. As of June 30, 2023, Bayer was still entitled to receive the following potential payments:
–a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of 10 years, whichever is achieved first;
–milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021.
The fair value of this liability was measured at €13 million as of June 30, 2023, versus €26 million as of December 31, 2022. The fair value of the Bayer liability is determined by applying the above contractual terms to sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by one percentage point, the fair value of the Bayer liability would increase by less than 1%.
•The MSD contingent consideration liability arising from the 2016 acquisition of the Sanofi Pasteur activities carried on within the former Sanofi Pasteur MSD joint venture, which amounted to €133 million as of June 30, 2023 versus €204 million as of December 31, 2022. The fair value of this contingent consideration is determined by applying the royalty percentage stipulated in the contract to discounted projections of sales by Sanofi through December 31, 2024 of products previously commercialized by the joint venture. If the discount rate were to fall by one percentage point, the fair value of the MSD contingent consideration would increase by approximately 1%.
•The contingent consideration liability towards Shire Human Genetic Therapies Inc. (Shire) arising from Sanofi's acquisition of Translate Bio in September 2021. The fair value of the Shire liability is determined by applying the contractual terms to development and sales projections that are weighted to reflect the probability of success, and discounted. The liability was measured at €389 million as of June 30, 2023, compared with €380 million as of December 31, 2022. If the discount rate were to fall by one percentage point, the fair value of the Shire liability would increase by approximately 13%.
•The contingent consideration liability arising from the 2022 acquisition of Amunix. The fair value of the liability is determined on the basis of the nominal value of payments due subject to the attainment of specified development milestones; these are weighted to reflect the probability of success, and discounted. The liability was measured at €178 million as of June 30, 2023, versus €165 million as of December 31, 2022. If the discount rate were to fall by one percentage point, the fair value of the Shire liability would increase by approximately 1%.

26	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

B.12. NON-CURRENT PROVISIONS AND OTHER NON-CURRENT LIABILITIES

The line item Non-current provisions and other non-current liabilities comprises the following:

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Provisions	5,018	5,760	5,822
Other non-current liabilities (a)	2,070	422	519
Total	7,088	6,182	6,341
(a) Includes €1,613 million at June 30, 2023 relating to the liability for royalties payable to Sobi on net sales of Beyfortus™ (nirsevimab) in the United States (see Note B.1.). Given the method used to calculate royalties payable, an increase or decrease in sales forecasts would lead to a proportionate change in the amount of the liability.

The table below shows movements in provisions:

(€ million)	Provisions for pensions & other post-employment benefits	Provisions for other long-term benefits	Restructuring provisions	Other provisions	Total
Balance at January 1, 2023	2,039	844	761	2,178	5,822
Increases in provisions and other liabilities	68	90	203	162	523
Provisions utilized	(65)	(65)	(7)	(66)	(203)
Reversals of unutilized provisions	(23)	(182)	(146)	(259)	(610)
Transfers (a)	(4)	—	(222)	(171)	(397)
Net interest related to employee benefits, and unwinding of discount	38	3	5	9	55
Currency translation differences	(12)	(11)	(1)	(15)	(39)
Actuarial gains and losses on defined-benefit plans (B.12.1.)	(133)	—	—	—	(133)
Balance at June 30, 2023	1,908	679	593	1,838	5,018
(a) Mainly transfers to the line “Current provisions and other current liabilities”.

B.12.1. PROVISIONS FOR PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits as of December 31, 2022, and of the assumptions used as of that date, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2022.
The principal assumptions used (in particular, changes in discount and inflation rates and in the market value of plan assets) for the eurozone, the United States and the United Kingdom were reviewed as of June 30, 2023 to take into account changes during the first half of the year.
Actuarial gains and losses arising on pensions and other post-employment benefits and recognized in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2023 (6 months)		June 30, 2022 (6 months)		December 31, 2022 (12 months)
Actuarial gains/(losses) on plan assets	34		(1,292)		(2,398)
Actuarial gains/(losses) on benefit obligations	99	(a)	2,402	(b)	3,048
(a)Includes the effects of (i) the change in discount rates (in a range between (-0.15%) and +0.40%) and (ii) the change in the inflation rate in the eurozone (-0.10%) in the first half of 2023.
(b)Includes the effects of (i) the change in discount rates (in a range between +1.70% and +2.30%) and (ii) the change in the inflation rate in the United Kingdom (-0.15%) and in the eurozone (+0.35%) in the first half of 2022.

The adoption in April 2023 of pension reforms in France (including the raising of the retirement age from 62 to 64 years) qualifies as a plan amendment within the meaning of IAS 19, and resulted in the recognition of an immaterial amount in the income statement and the balance sheet.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	27

B.13. OFF BALANCE SHEET COMMITMENTS
Off balance sheet commitments to third parties as of December 31, 2022 are presented in Note D.21.1. to the consolidated financial statements for the year ended December 31, 2022.
The principal commitments entered into, amended or discontinued during the period are described below:
▪On May 1, 2023, Sanofi entered into a license agreement with Maze Therapeutics relating to its Glycogen Synthase 1 (GYS1) program, including the MZE001 clinical candidate currently in development for the treatment of Pompe disease and other potential indications. Under the terms of the agreement, Maze Therapeutics will receive $150 million from Sanofi comprising an upfront payment and a private equity injection, and could pay up to $0.6 billion contingent on the attainment of certain objectives. Final completion of this transaction is contingent on clearance from the antitrust authorities, and is expected in the second half of 2023.
▪On June 19, 2023, Sanofi expanded its collaboration with Scribe Therapeutics signed in September 2022 and entered into an exclusive license agreement on CasX-Editor(XE) genome editing technology associated with guide RNAs for multiple targets including sickle cell disease and other genomic diseases. Under the terms of the agreement, Scribe Therapeutics will receive an upfront payment of $40 million and may receive more than $1.2 billion based on the achievement of certain milestones.
▪During the first half of 2023, Sanofi signed a 15-year lease which had not taken effect as of June 30, 2023 and for which Sanofi is committed for a minimum period of 12 years, corresponding to a minimum commitment of $0.2 billion. The lease includes two extension options of five years each.

B.14. LITIGATION AND ARBITRATION PROCEEDINGS
Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2022.

B.14.1. PRODUCTS

ZANTAC® LITIGATION IN CANADA
In the proceedings pending before the Supreme Court of British Columbia, in May 2023, the Court dismissed the action, ruling that there is no scientific support for plaintiffs’ claims. Subsequent to this ruling, the Superior Court of Quebec stayed the corresponding Zantac® class proceedings in Quebec. The Quebec class action is now stayed until the result of the US Multi-District Litigation (“MDL”) appeal is announced or October 15, 2024  (whichever comes first).

DEPAKINE® PRODUCT LITIGATION IN FRANCE
Criminal Investigation
In the criminal investigation, in June 2023, the French Supreme Court (“Cour de cassation”) confirmed the Paris Court of Appeal’s decision (Chambre de l’Instruction) dated March 2022 which had ruled that certain complaints for involuntary manslaughter and several others for aggravated deception and involuntary injuries were time-barred.

B.14.2. PATENTS

RAMIPRIL CANADA PATENT LITIGATION
In April 2023, the Canadian Supreme Court denied Apotex’s application for leave to appeal in the Lilly case and based on the Supreme Court decision, Apotex’s claim no longer has any basis and accordingly Sanofi has sought Apotex’s consent to a dismissal with costs.

PRALUENT® (alirocumab)-RELATED AMGEN PATENT LITIGATION IN THE US
In May 2023, the Supreme Court issued a unanimous decision in favor of Sanofi and Regeneron regarding the patent infringement actions filed in 2014 by Amgen relating to Sanofi and Regeneron’s Praluent® product.

28	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

PRALUENT® (alirocumab)-RELATED AMGEN PATENT LITIGATION IN EUROPE
On June 1, 2023, Amgen filed an action for infringement of EP 3 666 797 against Sanofi and Regeneron concerning Praluent® in the Munich Local Division of the Unified Patent Court. Amgen seeks a permanent injunction and unspecified damages and compensation from March 1, 2023. On June 1, 2023, Sanofi filed a revocation action attacking the validity of EP 3 666 797 in the Munich Central Division of the Unified Patent Court. These cases are underway.

JEVTANA® (cabazitaxel)-RELATED PATENT LITIGATION IN THE US
In June 2023, the US District Court for the District of Delaware issued a decision in favor of Sanofi in connection with the Jevtana® patent litigation against Sandoz. This decision can be appealed to the Court of Appeal for the Federal Circuit (CAFC).

PLAVIX® (clopidogrel) LITIGATION (COMMONWEALTH) IN AUSTRALIA
In June 2023, the Full Court of the Federal Court of Australia unanimously dismissed the Commonwealth’s appeal following its application seeking payment of damages from Sanofi/BMS related to the preliminary injunction which it claims prevented commercial launch of the generic clopidogrel bisulfate product. On July 24, 2023, the Commonwealth filed an application for special leave to appeal to the High Court of Australia.

B.14.3. OTHER LITIGATION

PLAVIX® (clopidogrel) - ATTORNEY GENERAL ACTION IN HAWAII
In March 2023, the Hawaii Supreme Court ruled to vacate the $834 million (plus nearly $200 million in interest) judgment regarding a complaint filed by the Hawaii Attorney General (AG) that set forth allegations related to the sale and marketing of and variability of response to Plavix® and remanded the case for a new trial before a new judge. The new trial date has been set for September 25, 2023.

340B DRUG PRICING PROGRAM IN THE UNITED STATES
In January 2023, the US Court of Appeals for the Third Circuit (Third Circuit) held that Sanofi’s restrictions on delivery to contract pharmacies do not violate Section 340B. As to Sanofi’s challenge to the 340B Administrative Dispute Resolution (“ADR”) rule, the Third Circuit held in favor of the Department of Health and Human Services (HHS); however, HHS is in the process of revising the ADR rule. The Third Circuit remanded the case back to the US District Court for the District of New Jersey (District Court) and on May 24, 2023, the District Court issued an injunction and declaratory judgment consistent with the Third Circuit’s opinion. This ruling concluded the case as to Sanofi; however similar cases brought by other manufacturers remain pending.
Adventist Health System/West in the United States
In June 2023, Adventist Health System/West sued several drug manufacturing companies, including Sanofi-Aventis US LLC, Sanofi US Services Inc. and Genzyme Corporation, alleging that the companies violated state and federal False Claims Acts through overcharging for 340B Program drugs in violation of federal “penny pricing” policy.

B.14.4. CONTINGENCIES ARISING FROM CERTAIN MERGERS & ACQUISITIONS TRANSACTIONS

BOEHRINGER INGELHEIM (BI) CONSUMER HEALTHCARE LIABILITIES
In an award rendered on June 19, 2023, the arbitral tribunal irrevocably dismissed Boehringer Ingelsheim (BI)’s indemnification claim against Sanofi and confirmed that Sanofi shall not be liable to indemnify BI for any potential losses in relation to the ongoing Zantac® litigation in the U.S.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	29

B.15. OTHER OPERATING INCOME AND EXPENSES
Other operating income amounted to €617 million in the first half of 2023 (versus €416 million in the first half of 2022), and Other operating expenses to €1,422 million (versus € 1,204 million in the first half of 2022).
The main items included in Other operating income were: in the first half of 2023, (i) income from pharmaceutical partners of €160 million (versus €153 million in the first half of 2022), of which €102 million came from Regeneron (versus €133 million in the first half of 2022, see table below) and (ii) gains on disposals of assets and operations of €413 million, primarily on divestments of non strategic products (versus €288 million in the first half of 2022).
Other operating expenses for the first half of 2023 included €1,423 million of expenses related to Regeneron (versus €1,201 million in the first half of 2022), as shown in the table below.

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Income & expense related to profit/loss sharing under the Monoclonal Antibody Alliance	(1,449)	(979)	(2,325)
Additional share of profit paid by Regeneron towards development costs	291	97	434
Reimbursement to Regeneron of selling expenses incurred	(260)	(216)	(476)
Total: Monoclonal Antibody Alliance	(1,418)	(1,098)	(2,367)
Immuno-Oncology Alliance	—	36	16
Other (mainly Zaltrap® and Libtayo®)	97	(6)	1,120
Other operating income/(expenses), net related to Regeneron	(1,321)	(1,068)	(1,231)
of which amount presented in “Other operating income”	102	133	1,147

B.16. RESTRUCTURING COSTS AND SIMILAR ITEMS
Restructuring costs and similar items comprise the following:

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Employee-related expenses	185	524	507
Charges, gains or losses on assets(a)	86	(2)	261
Compensation for early termination of contracts (other than contracts of employment)	—	—	1
Costs of transformation programs	265	266	547
Other restructuring costs	11	4	20
Total	547	792	1,336
(a) This line consists of impairment losses and accelerated depreciation charges related to site closures (including leased sites), and gains or losses on divestments of assets arising from reorganization decisions made by Sanofi.

Restructuring costs and similar items were €245 million lower in the first half of 2023 than in the first half of 2022. For the first half of 2023 they include the impact of French pension reforms on future annuities under the rules of each severance plan, while for the first half of 2022 they mainly comprised severance costs recognized further to the announcements made during that period. Also included in restructuring costs are the impacts of ongoing transformational projects, primarily those associated with the creation of the standalone Consumer Healthcare entity and the implementation of Sanofi’s new digital strategy.

B.17. OTHER GAINS AND LOSSES, AND LITIGATION
For the first half of 2023, Other gains and losses, and litigation is a charge of €73 million, and comprised costs related to the settlement of a dispute with shareholders of Bioverativ. That compares with a charge of €142 million in the first half of 2022, which includes a charge to provisions for risks related to a litigation partly offset by the pre-tax gain on the deconsolidation of EUROAPI.

30	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

B.18. FINANCIAL EXPENSES AND INCOME
An analysis of financial expenses and income is set forth below:

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Cost of debt (a)	(232)	(151)	(365)
Interest income (b)	257	59	241
Cost of net debt	25	(92)	(124)
Non-operating foreign exchange gains/(losses)	(3)	(1)	(4)
Unwinding of discounting of provisions (c)	(22)	(8)	(20)
Net interest cost related to employee benefits	(41)	(26)	(47)
Gains/(losses) on disposals of financial assets	—	—	1
Net interest expense on lease liabilities	(21)	(20)	(40)
Other (d)	(22)	(8)	—
Net financial income/(expenses)	(84)	(155)	(234)
comprising: Financial expenses	(370)	(189)	(440)
Financial income	286	34	206
(a)Includes net gain/(loss) on interest rate and currency derivatives used to manage debt: €(25) million in the first half of 2023, €5 million in the first half of 2022, and €(11) million over the whole of 2022.
(b)Includes net gain/(loss) on interest rate and currency derivatives used to manage cash and cash equivalents: €(4) million in the first half of 2023, €36 million in the first half of 2022, and €68 million over the whole of 2022.
(c)Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).
(d)Includes the effect of the unwinding of discount, and the impact of revisions of expected cash flows on financial income/(expenses) related to liabilities carried at amortized cost other than those included within “Net debt”: €(35) million in the first half of 2023, and zero in the first half of 2022 and full-year 2022.

The impact of the ineffective portion of hedging relationships was not material in either 2023 or 2022.

B.19. INCOME TAX EXPENSE
Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the allocation of income tax expense between current and deferred taxes:

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Current taxes	(1,171)	(1,087)	(2,774)
Deferred taxes	441	592	768
Total	(730)	(495)	(2,006)
Income before tax and investments accounted for using the equity method	4,238	3,674	10,422

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	31

The difference between the effective tax rate (on income before tax and investments accounted for using the equity method) and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2023 (6 months)(a)	June 30, 2022 (6 months)(a)	December 31, 2022 (12 months)
Standard tax rate applicable in France	25.8	25.8	25.8
Difference between the standard French tax rate and the rates applicable to Sanofi (b)	(8.2)	(10.8)	(6.5)
Revisions to tax exposures and settlements of tax disputes	0.5	(2.8)	(0.8)
Fair value remeasurement of contingent consideration liabilities	—	(0.4)	(0.2)
Other	(0.8)	1.7	0.9
Effective tax rate	17.3	13.5	19.2
(a)Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(b)The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France.

B.20. SEGMENT INFORMATION
In 2022, Sanofi reported three operating segments (Pharmaceuticals, Vaccines and Consumer Healthcare). The costs of the global support functions (Corporate Affairs, Finance, People & Culture, Legal Affairs, Ethics & Business Integrity, Information Solutions & Technology, Sanofi Business Services, etc.), which are mainly managed centrally at group-wide level, were presented within the “Other” category.
In 2023, Sanofi reviewed the presentation of its segment information following adjustments to its internal reporting systems in order to reflect (i) progress on the “Play to Win” strategy leading to the creation of the standalone Consumer Healthcare Global Business Unit (GBU) which, in addition to integrated research, development and production functions now also has its own dedicated global support functions (including Finance, People & Culture, Legal Affairs, Ethics & Business Integrity, Information Solutions & Technology, Global Business Services, etc.); and (ii) organizational changes to Sanofi’s Manufacturing & Supply global function (previously known as Industrial Affairs).
Consequently, with effect from January 1, 2023, Sanofi reports two operating segments: Biopharma and Consumer Healthcare.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Speciality Care, General Medicines and Vaccines franchises, for all geographical territories. The segment’s results include the costs of global support functions that are not within the managerial responsibility of the Consumer Healthcare GBU.
The Consumer Healthcare operating segment comprises commercial operations relating to Consumer Healthcare products, and research, development and production activities and global support functions (as listed above) dedicated to the segment, for all geographical territories. The Consumer Healthcare GBU segment’s results reflect all incurred costs of global support functions attributable to its business.
The “Other” category comprises reconciling items, primarily but not limited to (i) gains and losses on centralized foreign exchange risk hedging transactions that cannot be allocated to the operating segments and (ii) gains and losses on retained commitments in respect of previously divested operations.

32	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

B.20.1. SEGMENT RESULTS
B.20.1.1. Analysis of net sales
The table below sets forth net sales for the six months ended June 30, 2023 and June 30, 2022:

(€ million)		Europe	United States	Other countries	June 30, 2023	Europe	United States	Other countries	June 30, 2022 (a)
Biopharma		4,194	7,366	5,907	17,467	3,986	6,917	6,244	17,147
Specialty Care		1,621	5,622	1,448	8,691	1,535	4,829	1,278	7,642
of which	Dupixent®	587	3,682	609	4,878	450	2,653	474	3,577
	Aubagio®	249	348	38	635	269	689	59	1,017
	Cerezyme®	120	94	163	377	126	94	147	367
	Myozyme/Lumizyme®	181	135	120	436	206	163	118	487
	Fabrazyme®	122	251	123	496	116	221	121	458
	Jevtana®	8	128	40	176	19	142	42	203
	Alprolix®	—	215	45	260	—	198	39	237
	Eloctate®	—	183	65	248	—	232	59	291
General Medicines		2,003	1,087	3,296	6,386	2,130	1,410	3,767	7,307
Core Assets		1,011	762	1,409	3,182	978	773	1,454	3,205
of which	Lovenox®	329	5	273	607	353	7	354	714
	Toujeo®	221	118	241	580	211	128	202	541
	Plavix®	48	4	424	476	52	5	451	508
Non-Core Assets		728	322	1,874	2,924	858	624	2,304	3,786
of which	Lantus®	191	180	429	800	223	425	623	1,271
	Other non-core assets	497	139	1,274	1,910	593	196	1,481	2,270
Industrial sales		264	3	13	280	294	13	9	316
Vaccines		570	657	1,163	2,390	321	678	1,199	2,198
of which	Polio/Pertussis/ Hib Vaccines	148	200	806	1,154	161	224	817	1,202
	Influenza Vaccines	37	19	106	162	37	12	132	181
Consumer Healthcare		840	622	1,258	2,720	781	645	1,217	2,643
of which	Allergy	49	246	151	446	37	249	148	434
	Pain Care	254	89	216	559	261	103	218	582
	Digestive Wellness	285	69	460	814	252	62	412	726
Total net sales		5,034	7,988	7,165	20,187	4,767	7,562	7,461	19,790
(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

B.20.1.2. Business operating income
Sanofi reports segment results on the basis of “Business operating income”, a non-IFRS financial measure used internally by the chief operating decision maker to measure the performance of each operating segment and to allocate resources.
“Business operating income” is derived from Operating income, adjusted as follows:
•the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration relating to business combinations (IFRS 3) or divestments and Other gains and losses, and litigation are eliminated;
•expenses arising from the remeasurement of inventories following a business combination (IFRS 3) are eliminated;
•amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) are eliminated;
•the share of profits/losses from investments accounted for using the equity method is added for joint ventures and associates with which Sanofi has entered into a strategic partnership agreement; and
•net income attributable to non-controlling interests is deducted.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	33

Segment results are shown in the table below:

	June 30, 2023 (6 months)
(€ million)	Biopharma	Consumer Healthcare	Other (a)	Total
Net sales	17,467	2,720	—	20,187
Other revenues	1,331	27	—	1,358
Cost of sales	(5,388)	(949)	(5)	(6,342)
Research and development expenses	(3,082)	(111)	—	(3,193)
Selling and general expenses	(4,248)	(936)	2	(5,182)
Other operating income and expenses	(897)	100	(8)	(805)
Share of profit/(loss) from investments accounted for using the equity method	48	7	—	55
Net income attributable to non-controlling interests	(11)	(8)	—	(19)
Business operating income	5,220	850	(11)	6,059
(a)     The “Other” column reconciles segmental results to the total per the consolidated financial statements.
.

	June 30, 2022 (6 months) (a)
(€ million)	Biopharma	Consumer Healthcare	Other (b)	Total
Net sales	17,147	2,643	—	19,790
Other revenues	975	30	—	1,005
Cost of sales	(5,211)	(925)	9	(6,127)
Research and development expenses	(3,062)	(90)	5	(3,147)
Selling and general expenses	(4,081)	(881)	9	(4,953)
Other operating income and expenses	(884)	114	(18)	(788)
Share of profit/(loss) from investments accounted for using the equity method	47	8	—	55
Net income attributable to non-controlling interests	(8)	(9)	—	(17)
Business operating income	4,923	890	5	5,818
(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.
(b)    The “Other” column reconciles segmental results to the total per the consolidated financial statements.

	December 31, 2022 (12 months) (a)
(€ million)	Biopharma	Consumer Healthcare	Other (b)	Total
Net sales	37,812	5,185	—	42,997
Other revenues	2,330	62	—	2,392
Cost of sales	(11,793)	(1,903)	4	(13,692)
Research and development expenses	(6,503)	(205)	2	(6,706)
Selling and general expenses	(8,736)	(1,761)	5	(10,492)
Other operating income and expenses	(1,679)	148	17	(1,514)
Share of profit/(loss) from investments accounted for using the equity method	76	12	—	88
Net income attributable to non-controlling interests	(17)	(16)	—	(33)
Business operating income	11,490	1,522	28	13,040
(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.
(b)    The “Other” column reconciles segmental results to the total per the consolidated financial statements.

34	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and Income before tax and investments accounted for using the equity method:

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Business operating income	6,059	5,818	13,040
Share of profit/(loss) from investments accounted for using the equity method	(55)	(55)	(88)
Net income attributable to non-controlling interests	19	17	33
Amortization and impairment of intangible assets (a)	(1,050)	(997)	(1,599)
Fair value remeasurement of contingent consideration	(26)	(17)	27
Expense arising from the impact of acquisitions on inventories (b)	(5)	(3)	(3)
Restructuring costs and similar items	(547)	(792)	(1,336)
Other gains and losses, and litigation	(73)	(142)	(370)
Income from out-licensing (c)	—	—	952
Operating income	4,322	3,829	10,656
Financial expenses	(370)	(189)	(440)
Financial income	286	34	206
Income before tax and investments accounted for using the equity method	4,238	3,674	10,422
(a)For the year ended December 31, 2022, this line includes a reversal of €2,154 million on Eloctate® franchise products following the FDA approval of ALTUVIIIOTM on February 22, 2023, partly offset by an impairment of €1,586 million relating to SAR444245 (non-alpha interleukin-2).
(b)This line records the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date.
(c)For the year ended December 31, 2022, this line includes an upfront payment of $900 million and a regulatory milestone payment of $100 million related to the out-licensing of Libtayo® following the restructuring of the Immuno-Oncology Collaboration and License Agreement with Regeneron (see Note C.1. to the consolidated financial statements for the year ended December 31, 2022).

B.20.2. OTHER SEGMENT INFORMATION
The tables below show the split by operating segment of (i) the carrying amount of investments accounted for using the equity method for which Sanofi has entered into a strategic partnership agreement, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.
Investments accounted for using the equity method in the Biopharma segment mainly comprise MSP Vaccine Company and Infraserv GmbH & Co. Höchst KG (see Note B.5.).

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2023 (6 months)
(€ million)	Biopharma	Consumer Healthcare	Total
Investments accounted for using the equity method	231	10	241
Acquisitions of property, plant and equipment	751	31	782
Acquisitions of other intangible assets	132	16	148

	June 30, 2022 (6 months) (a)
(€ million)	Biopharma	Consumer Healthcare	Total
Investments accounted for using the equity method	253	42	295
Acquisitions of property, plant and equipment	664	29	693
Acquisitions of other intangible assets	274	7	281
(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	35

	December 31, 2022 (12 months) (a)
(€ million)	Biopharma	Consumer Healthcare	Total
Investments accounted for using the equity method	248	37	285
Acquisitions of property, plant and equipment	1,529	77	1,606
Acquisitions of other intangible assets	574	21	595
(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

B.20.3. INFORMATION BY GEOGRAPHICAL REGION
The geographical information on net sales provided below is based on the geographical location of the customer.
In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, pre-funded pension obligations, and right-of-use assets as determined under IFRS 16.

	June 30, 2023 (6 months)
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	20,187	5,034	1,174	8,264	7,988	6,889
Non-current assets:
•property, plant and equipment	9,804	5,462	2,921	3,268	2,364	1,074
•goodwill	49,243	—	—	—	—	—
•other intangible assets	24,590	5,961	—	17,598	—	1,031

	June 30, 2022 (6 months)
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	19,790	4,767	1,105	7,875	7,562	7,148
Non-current assets:
•property, plant and equipment	9,767	5,391	2,935	3,246	2,414	1,130
•goodwill	50,555	—	—	—	—	—
•other intangible assets	21,978	6,467	—	14,505	—	1,006

	December 31, 2022 (12 months)
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	42,997	9,999	2,296	18,984	18,275	14,014
Non-current assets:
•property, plant and equipment	9,869	5,365	2,875	3,284	2,457	1,220
•goodwill	49,892	—	—	—	—	—
•other intangible assets	21,640	6,257	—	14,178	—	1,205
As stated in Note D.5. to the consolidated financial statements for the year ended December 31, 2022, goodwill is not allocated by geographical region.

B.20.4. PRINCIPAL CUSTOMERS AND CREDIT RISK
Sales generated by Sanofi with its biggest customers, in particular certain wholesalers in the United States, represented 27% of net sales in the first half of 2023. Sanofi’s three largest customers respectively accounted for approximately 11%, 9% and 7% of consolidated net sales in the first half of 2023, mostly in the Biopharma segment (versus approximately 12%, 8% and 7% in the first half of 2022).

36	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

C/ EVENTS SUBSEQUENT TO JUNE 30, 2023
On July 20, 2023, Sanofi entered into a collaboration agreement with Recludix Pharma to develop and commercialize novel STAT6 inhibitors for patients with immunological and inflammatory diseases. Under the terms of the agreement, Sanofi will make an upfront payment of $75 million and could pay up to ca. $1.2 billion contingent on the attainment of certain objectives. In addition, Recludix would also receive royalties on sales of commercialized products and has an option to participate equally with Sanofi in US profit/loss sharing.
On July 27, 2023, Sanofi entered into an agreement to acquire QRIB intermediate Holdings, LLC, a privately-owned company, which owns Qunol®, a U.S.-based, market-leading brand in health & wellness for a cash purchase price of ca. 1.4 billion dollars. This transaction will strengthen Sanofi Consumer Healthcare’s Vitamin, Mineral and Supplements (VMS) category. The acquisition is expected to close in the third quarter of 2023 subject to customary closing conditions, including applicable regulatory approvals, following which Sanofi would have control over QRIB intermediate Holdings, LLC.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	37